KPMG LLP Vaughan Metropolitan Centre 100 New Park Place Suite 1400 Vaughan, ON Canada L4K 0J3 Telephone (905) 265-5900 Fax (905) 265-6390 www.kpmg.ca KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP. To Alberta Securities Commission British Columbia Securities Commission The Manitoba Securities Commission Financial and Consumer Services Commission, New Brunswick Office of the Superintendent of Securities, Service Newfoundland & Labrador Office of the Superintendent of Securities, Northwest Territories Nova Scotia Securities Commission Office of the Superintendent of Securities, Nunavut Ontario Securities Commission The Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Prince Edward Island Autorité des marchés financiers Financial and Consumer Affairs Authority of Saskatchewan Office of the Yukon Superintendent of Securities April 9, 2021 Dear Sir/Madam Re: Notice of Change of Auditors of Docebo Inc. We have read the Notice of Docebo Inc. dated April 1, 2021 and confirm our agreement with the information contained in the Notice pertaining to our firm. Yours very truly, Chartered Professional Accountants, Licensed Public Accountants